July 15, 2009

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Larry Spirgel, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

     Re:  Loral Space & Communications Inc.
          Registration Statement on Form S-3
          Filed June 2, 2009
          File No. 333-159656

Dear Mr. Spirgel:

     On behalf of Loral Space & Communications Inc. (the "Company"), set forth below are the Company's responses to the comments of the staff of the Securities and Exchange Commission (the "Commission") contained in your letter, dated July 13, 2009 to Mr. Katz, Senior Vice President, General Counsel and Secretary of the Company relating to the Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-3 (the "Registration Statement").

Prospectus Cover Page
---------------------

1. Comment: We note that the company has revised its disclosure in response to comment two in our letter dated June 18, 2009 to state that it anticipates that the price of the non-voting common stock would reflect a discount from the trading price of the company's voting common stock to account for the non-voting common stock's substantially limited voting power. Please confirm in your response letter that you will drop in the actual discount to market in a filing pursuant to Rule 430B(d).

     Response: The Company will disclose the discount to the price of the non-voting common stock as compared to the trading price of the Company's voting common stock pursuant to Rule 430B(d) of the Securities Act of 1933, in a prospectus supplement to the Registration Statement filed by the Company for the sale of non-voting common stock, and will disclose the methodology to be used in determining the offering price in any preliminary prospectus to be filed pursuant to Rule 424.

Larry Spirgel
Securities and Exchange Commission
July 15, 2009
Page 2

     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8237.

     Very truly yours,

     /s/ Bruce Kraus

     Bruce Kraus



cc:  Loral Space & Communications Inc.
     Avi Katz Esq.